Exhibit 12

Bristow Group Inc.

Computation of Ratios of Earnings to Fixed Charges

(In thousands, except ratio amounts)

	Fiscal Year Ended March 31,
	2013	2014	2015	2016	2017
Income from continuing operations before provisions of income taxes and non-controlling interests	$166,677	$244,991	$111,473	$(79,231)	$(144,302)
Add: amortization of capitalized interest	2,786	2,682	2,598	2,584	2,708
Add: fixed charges (from below)	71,504	94,305	99,797	116,367	131,893
Add: equity in earnings from unconsolidated affiliates less than (in excess of) dividends received	(9,244)	1,629	9,418	2,619	(4,438)
Less: capitalized interest	(6,594)	(14,104)	(14,559)	(10,575)	(10,169)

Earnings	$225,129	$329,503	$208,727	$31,764	$(24,308)

Fixed charges:
Fixed charges:
Interest expense:
Interest on indebtedness (1)	$42,446	$44,938	$30,310	$35,186	$50,862
Capitalized	6,594	14,104	14,559	10,575	10,169
Interest portion of rental expense	22,464	35,263	54,928	70,606	70,862

Fixed charges:	$71,504	$94,305	$99,797	$116,367	$131,893

Ratio of earnings to fixed charges (earnings divided by fixed charges)	3.1	3.5	2.1	*	*

(1)	Includes amortization of debt issuance costs.
*	Earnings for fiscal years 2016 and 2017 were inadequate to cover fixed charges by $84.6 million and $156.2 million, respectively.